Exhibit 14.1

STAPLES

code of ethics

global business conduct standards

Staples soul ethics

integrity | responsibility | culture

Letter from the CEO

Dear fellow associate,

At Staples, our strength as a company is directly related to our reputation. From the very beginning, Staples associates have played an important role in creating our strong culture of integrity. And through commitment and hard work, we are building a global company that is well known for delivering outstanding results while operating ethically. That’s something I’m proud of, and you should be too.

But sustaining our culture requires work and focus. That’s the reason why we created the Global Ethics Office in 2004, and it’s why we are reissuing our Code of Ethics now. The success of our company depends on the choices we collectively make, which is why I’m asking you to take time to read the Code and refer to it often.

As a company, we must foster an environment where issues and concerns can be raised freely, no matter how small. And the Code is designed to help you make the right decisions when it comes to a variety of situations: how to handle a situation when the easy way out is wrong. Or speaking up, even when it’s uncomfortable, to help protect Staples’ best interest and our global brand. The Code is our fundamental guide to how we conduct business and ourselves at Staples. Thank you for taking the time to read it and, more importantly, to support it.

If you have any questions, be sure to speak with your manager or a member of the Global Ethics Office. By working together, we’ll differentiate Staples not only as a business leader, but as an ethical leader.

Thank you, as always, for all you do for Staples.

/s/ Ron Sargent
Ron Sargent

Chairman and CEO

Table of contents

Letter from the CEO	2

About our Code	4
Purpose	4
Global applicability	4
Using our Code	4
Complying with the letter and spirit of the law and our policies	4
Consequences of non-compliance	4

Taking personal responsibility	5
Ask yourself questions	5
Associate responsibilities	5
Additional responsibilities for managers	5

Speaking up with questions and concerns	6
Speaking up	6
Staples EthicsLink	6

Interacting with each other	7
Preventing discrimination and harassment	7
Following wage and hour laws	7

Acting in Staples’ best interests	8
Conflicts of interest	8
Accurate books and records	10
Communications with analysts and the media	11
Government visits, inquiries and lobbying	11

Dealing with customers, suppliers, and other third parties	12
Gifts and entertainment	12
Anti-corruption	14

Investing responsibly	15
Buying and selling securities	15
Investing in competitors, suppliers and customers	16

Competing with integrity	17
Anti-trust and competition laws	17
Competitor information	18

Protecting property and information	19
Company property	19
Protecting privacy and information	20

Waivers and amendments to our Code	21

Additional requirements for outside directors	21

Glossary	22

Who to call	23

Acknowledgment form	25

About our Code

Purpose

At Staples, we’ve built a culture of integrity – one associate, one decision and one task at a time. Our commitment to ethics and compliance has helped us succeed financially and become one of the world’s most admired companies. Our future success depends on each of us doing what’s right, for ourselves and for Staples. The Code of Ethics is designed to guide us. It explains how we should behave as representatives of Staples so that we can each do our part to keep Staples’ culture of integrity alive.

Global applicability

Our Code is available in many languages and applies to all associates, officers and directors of Staples and its affiliates worldwide.

Staples also expects our agents, consultants, joint venture partners and other third-party representatives to hold themselves to similar standards when acting on Staples’ behalf. Suppliers providing us with Staples® brand products must comply with our Supplier Code of Conduct, which reflects our desire to work with suppliers that source their products in a manner that protects workers’ human rights, workers’ health and safety, and the environment.

Complying with the letter and spirit of the law and Staples’ policies

At Staples, we’re all accountable for complying with the letter and spirit of the law and the Staples’ policies that apply to our work. In general, our Code explains the minimum set of ethics and compliance standards that must be followed everywhere we do business – even if local laws, customs, or business practices are more relaxed. The only exception is if any part of the Code doesn’t meet applicable laws, in which case the law must always be followed.

Keep in mind that the Code doesn’t include every law, policy or topic that could apply to your work. Some functions and teams may expect you to go above and beyond the Code’s standards. Or, you may work in an area that needs to comply with specific regulations on topics ranging from product safety to fair marketing practices or to import/export requirements. Make sure you know about and follow the internal or external standards that apply to you. If you’re not sure which ones apply or how to interpret them, ask your manager or contact one of the resources listed in the “Speaking Up with Questions and Concerns” section.

Consequences of non-compliance

Because Staples is committed to doing business the right way, violations of our Code and other Staples’ policies may result in discipline, up to and including termination of employment as permitted by law. Staples may also report violations to criminal and/or civil authorities when appropriate or necessary.

Using our Code

Our Code is divided into sections, ranging from general sections for all associates to more targeted sections that arise in specific business contexts, such as dealing with customers, vendors or competitors. The Table of Contents provides an easy way to find the most relevant topics based on your job responsibilities. The Glossary defines the key terms and phrases highlighted in bold throughout the Code. Finally, the “Who to Call” section identifies subject matter experts you can call about specific topics.

As the umbrella policy for ethics and compliance at Staples, our Code is supported by more detailed global and local policies, many of which are referred to later. If you’re reading the Code online, click on the applicable hyperlinks to access these policies. If you’re reading a printed version, or want copies of any other global or local policies, check the intranet for your location or contact your manager, Human Resources (HR) or the Global Ethics Office.

Taking personal responsibility

Acting with integrity is one of the most important responsibilities we all share - regardless of level or job title. Integrity means doing the right thing for Staples and our many stakeholders - customers, associates, suppliers and others. Staples depends on each of us to make sound business decisions. If you’re not sure how to handle a situation, start by asking yourself these questions:

•   Is it legal?

•   Does it follow our TeamCARE values, our Code, and other policies?

•   Would I be concerned if I read about it in the news?

•   Would I feel okay if my family and friends found out about it?

If you’ve asked yourself these questions and you’re still not sure, ask for help. You can use any of the resources listed in “Speaking Up with Questions and Concerns.”

Associate responsibilities

You’re expected to:

•   Find out which policies you need to follow in addition to our Code

•   Comply with the letter and spirit of the law and all applicable policies

•   Ask for guidance if you have a question or are faced with a dilemma

•   Speak up if you see a possible violation of the law, our Code or any other Staples’ policy

•   Cooperate fully if you’re asked to take part in an investigation

“Doing business across 18 countries in Europe means honoring differences in culture, language, custom, and currency, but one thing that remains consistent regardless of geography is our commitment to sound ethical standards. One of our goals is to be the most respected company in Europe, and we’ll get there only by setting exactly the right example for each other and for our customers.”

Rob Vale President, Staples Europe

Additional responsibilities for managers

If you’re a manager, you have the following additional responsibilities:

•   Set the right tone with your team, making it comfortable for associates to speak up

•   Weave relevant ethics and compliance topics into regular team meetings

•   Make sure associates complete required training, sign off on mandatory policies, and follow other applicable ethics and compliance requirements

•   Notify the appropriate people immediately if you receive a complaint or become aware of possible illegal or unethical conduct so that the issues can be investigated properly

•   Don’t retaliate against anyone who reports an issue – keep doing business as usual and treat with dignity and respect the person that came forward

Read Staples’ Leader’s Guide to Ethics for additional information and practical tips to help you carry out these responsibilities.

Speaking up with questions and concerns

At Staples, we value open, honest communication and we strive for a culture in which each of us feels comfortable asking questions and raising concerns without fear of retaliation.

Speaking up

What do I need to know?

Speaking up is important because it strengthens our culture and helps Staples address potential issues before they become problems. You should speak up when:

• You have questions about our Code or want help with a dilemma

• You know or suspect that you or someone else has violated our Code, other Staples’ policies or the law

Staples prohibits retaliation. In other words, raising an honest concern can’t be used as the reason for taking any adverse employment action against you, such as separation, demotion, suspension, loss of benefits, threats or harassment.

It’s usually best to start with your manager, but always feel free to contact:

• Another manager you trust

• Human Resources

• Global Ethics Office

• Legal Department

• Ethics Helpline: “Staples EthicsLink”

Staples takes seriously all reports of possible misconduct. We investigate all potential Code violations as confidentially as possible, make a determination as to whether the Code or the law has been violated, and take appropriate corrective action.

What do I need to do?

☒  Speak up if you have a question or concern, choosing the method that’s most comfortable for you

☒  If you become involved in a Code investigation, cooperate fully and answer all questions completely and honestly

☒  Never knowingly make false accusations, lie to investigators, or interfere with or refuse to cooperate with a Code investigation

Staples EthicsLink

“Staples EthicsLink” is the name of our ethics helpline. You can use it to raise questions or concerns in your native language every day, around the clock. When you contact Staples EthicsLink, an independent third party gathers information from you and stores it in a secure, password-protected Web site. This information is then relayed to Staples’ Global Ethics Office. The people in the Global Ethics Office are responsible for making sure that your report is reviewed and addressed appropriately. For more information, check “Staples EthicsLink Frequently Asked Questions” by going to www.staplesethicslink.com or your local intranet.

Q&A

Q:          How can I contact Staples EthicsLink?

A:           There are two ways:

• Go to www.staplesethicslink.com and follow the prompts to make an online report

• Make a toll-free call. Check your location’s intranet for the appropriate country-specific telephone number

Q:          Will I be required to give my name?

A:           When you contact the Global Ethics Office - either directly or through Staples EthicsLink - you are encouraged to identify yourself. This makes it easier for us to communicate with you and investigate your concerns. If you provide your name, the Global Ethics Office will take all possible steps to keep your identity confidential, consistent with conducting a thorough and fair investigation.

European Union (EU) Exception

Many EU countries limit both the types of issues that can be reported to Staples EthicsLink and the ability of reporters to remain anonymous. Staples complies with all applicable requirements. For more details, go to www.staplesethicslink.com.

Interacting with each other

At Staples, we value each member of our diverse, talented team and strive to create a workplace of inclusion and acceptance. We also strive for a safe and secure environment.

Preventing discrimination and harassment

What do I need to know?

We all deserve to be treated fairly, be respected and have equal access to employment based on our skills and efforts. Staples doesn’t tolerate any form of discrimination or harassment based on gender, race, color, national origin, disability, age, religion, sexual orientation, gender identity, ancestry, marital or veteran status, or other legally protected characteristics. Staples has numerous policies and procedures to ensure that our workplace is free from discrimination. Contact your manager or HR to receive copies of these policies.

What do I need to do?

☒          Make sure all employment decisions are based on legitimate, nondiscriminatory criteria

☒          Always treat each other, our customers and our business partners with dignity and respect

☒          Never engage in any conduct that is unwelcome by another person or that may be considered harassment or sexual harassment

☒          Report any known or suspected discrimination or harassment immediately to your manager, HR or any of the other resources listed in the “Speaking Up with Questions and Concerns” section

Following wage and hour laws

What do I need to know?

Staples believes that each of us should be paid properly for the work we do for the company. Staples follows applicable wage and hour laws and regulations including, without limitation, off-the-clock work, meal and rest breaks, overtime pay, termination pay, and child labor.

What do I need to do?

☒          Know and follow the wage and hour requirements that apply to your work

☒          If you are paid on an hourly basis, don’t work through meals or breaks or after you have clocked out

☒          Check the accuracy of your time records and promptly notify HR if you find any errors

☒          Report any wage and hour violations immediately to your manager, HR or any of the resources listed in the “Speaking Up with Questions and Concerns” section

“Staples’ vision is to be the #1 trusted source for office solutions - the customer’s way. We have the best associates in the industry, and I know we’ll succeed - as long as we each do our part to live up to our values and continue to build on our strong culture of integrity.”

Shira Goodman Executive Vice President Human Resources

Acting in Staples’ best interests

Our reputation and credibility as a company require all of us to make decisions strictly on the basis of Staples’ interests, to keep accurate books and records, and to communicate appropriately with individuals outside the company.

Conflicts of interest

Related Global Policies: Insider Trading and Stock Blackout Policy, Gift and Entertainment Guidelines

What do I need to know?

Staples’ success depends on our ability to make decisions that aren’t influenced by conflicts of interest. A conflict of interest is any situation that limits your ability to make sound, objective decisions for Staples. The appearance of a conflict of interest can be just as damaging to Staples’ brand and reputation as an actual conflict of interest. That’s why we have a duty to avoid situations that could make someone question our judgment, honesty or objectivity. If you think you may be involved in a conflict, always disclose the issue as soon as possible so that Staples can work with you to find a solution.

What do I need to do?

☒          Be familiar with the types of situations in your line of work that could lead to conflicts of interest

☒          Avoid situations that are likely to make someone question your judgment or objectivity

☒          If you are doing something – or thinking about doing something – that could be viewed as a conflict, disclose the situation to your manager immediately

☒          Don’t agree to serve as a director for a customer or supplier unless you have written approval from Staples’ Chief Executive Officer (CEO) or, if you are the CEO, the Governance Committee of Staples’ Board of Directors (see the Q&A for additional requirements)

Q&A

Q: Are there specific activities and relationships I should avoid?

A: Yes. You and your family members should avoid the following activities and relationships because they could lead to conflicts of interest:

•                  Using company time, resources or information to do paid or unpaid non-Staples work of any kind

•                  Doing paid or unpaid work of any kind for a competitor, vendor or customer, unless it’s part of your Staples’ job responsibilities

•                  Taking part in a business decision for Staples that involves another company in which you or your family member holds a significant interest

•                  Supervising, reviewing or influencing the job evaluation, pay or benefits of a family member

•                  Asking for or receiving a loan or guarantee from an associate in your chain of command (making loans to fellow associates is strongly discouraged, even when there is no reporting relationship)

•                  Investing money in competitors, suppliers or customers, unless your involvement is passive and insignificant

•                  Exchanging gifts, entertainment or anything else of value with customers, suppliers and other third parties

Q: I’ve been asked to serve on the board of directors for a customer or supplier? Is this okay?

A: You will need to meet several requirements to accept this role:

•                  The supplier/customer’s annual business with Staples must be less than 5 percent of the supplier/customer’s annual revenues

•                  You agree not to participate in or influence – directly or indirectly – any matter affecting the business relationship or transactions between Staples and the supplier/customer

•                  You must have the written approval of the CEO or, if you are the CEO, the Governance Committee

Conflicts of interest, continued

“You may be the most honest, trustworthy person in the world, but if other people think you’re taking advantage of your position or you’re getting a special personal benefit because you work at Staples, that’s a problem. The best way to protect yourself and the company is to be open about what you’re doing – talk to your manager or use any of the other resources Staples has to offer. If you’re up front about a potential conflict, we’ll work with you to find a solution.”

Nan Stout Vice President, Business Ethics

Q&A

Q: I’ve been asked to serve on a customer advisory board. Is this a conflict of interest?

A: Probably not, as long the assignment is part of your Staples’ job responsibilities. Make sure you notify your manager in advance to avoid any appearance of impropriety.

Q: I work in the procurement area. I just learned that Staples is considering my sister-in-law’s software company as a potential supplier. Do I need to disclose our relationship?

A: Yes. While you don’t appear to be the decision maker, anytime Staples does business with one of your family members, it’s a good idea to let your manager know right away. This will help avoid any appearance of a conflict of interest - protecting both you and Staples.

Q: I’d like to find a part-time job to earn extra money during the holiday season. Is this okay?

A: It depends. Holding a second job may be okay, as long as you meet these conditions: you are not a member of management, you won’t be working for a competitor, and the second job won’t interfere with your responsibilities as a Staples associate. If in doubt, talk to your manager.

Accurate books and records

What do I need to know?

Keeping accurate and honest books and records enables Staples to maintain trusting relationships with our stakeholders. To ensure Staples provides full, fair, accurate, timely and understandable public disclosures, our financial statements must be in line with generally accepted accounting principles, Staples’ accounting policies and other related internal controls. Making intentionally false or misleading entries in Staples’ records is strictly prohibited.

We also have a responsibility to know how we should maintain Staples’ records – whether written or electronic – and when we need to destroy them.

What do I need to do?

☒          Provide complete and truthful information in all records, such as expense reports, time records and contracts

☒          Never set up undisclosed accounts or funds, or make unsupported payments on Staples’ behalf

☒          If you prepare and file Staples’ financial statements, make sure they conform to generally accepted accounting principles, Staples’ accounting policies and other related internal controls

☒          Maintain and destroy all records in accordance with applicable records retention policies

Q&A

Q: I work in sales and regularly travel for work. My assistant usually creates my expense reports. I tend to stay at the same hotels and drive the same number of miles, so my expenses typically don’t change from one trip to the next. Is it okay for my assistant to prepopulate recurring charges in my expense reports?

A: No. Having your assistant enter expenses before reviewing your actual receipts is not recommended. Even if your assistant fills out your expense reports, if there’s a discrepancy and you fail to correct it, you are accountable.

Q: My manager is on vacation and I discovered some errors in the data used to create our financial statements. Should I wait for her to return from vacation to talk to her about it?

A: No. Keeping accurate books and records and correctly reporting financial data is critically important for Staples. If you find an error, report it immediately using one of the options outlined in the “Speaking Up about Questions or Concerns” section. Don’t wait for your manager to return from vacation to disclose the situation.

“One of the keys to Staples’ success is the great people who work here, and great people are attracted to Staples because they are proud of what the company stands for. Our high ethical standards make our associates proud to be part of the company and know that they can rely on the whole team to act ethically in everything they do.”

John Mahoney Vice Chairman and CFO

Communications with analysts and the media

Related Global Policies: Public Disclosure Policy

What do I need to know?

We’re committed to providing accurate and complete information about Staples to the public. Only authorized individuals may make public statements about Staples. Depending on the nature of the issue, this includes senior executives and members of Investor Relations and Public Relations.

What do I need to do?

☒          If you receive a request for information from an investment professional, market analyst or shareholder about Staples’ performance or a related matter, refer it to Investor Relations

☒          If you receive any calls from the media, such as questions from reporters or requests for interviews or photos, refer the person to Public Relations

Government visits, inquiries and lobbying

Related Global Policies: Government Relations Policy

What do I need to know?

At times, you may be contacted by government employees seeking to conduct inspections or interviews, review documents or obtain information on health, safety, immigration, pricing or other topics. Staples is committed to cooperating with the government in these situations, but the Legal Department must be involved at all times. Similarly, the Legal Department must be consulted before you engage in any lobbying activities. See Staples’ Government Relations Policy for additional information.

What do I need to do?

☒          If you receive an inquiry from a government employee, immediately notify both the Legal Department and your manager

☒          Do not write any statements or sign any government documents in connection with a government visit or inquiry without the Legal Department’s approval

☒          Get approval from the Legal Department before you engage in any lobbying activities

Dealing with customers, suppliers and other third parties

Depending on your role, you may have an opportunity to offer or accept gifts, meals, travel and other things of value in your dealings with customers, suppliers and other third parties. While these activities can help us build valuable working relationships, they can easily lead to actual or perceived conflicts of interest - and even accusations of bribery - if they are not handled properly. Also, keep in mind that stricter standards often apply anytime you’re dealing with the government.

Gifts and entertainment

Related Global Policies: Gift and Entertainment Guidelines, Anti-Corruption Policy

What do I need to know?

Staples’ Gift and Entertainment Guidelines explain when meals, event invitations, prizes, promotional and nonpromotional gifts and other things of value can be offered or accepted – and when they can’t. These Guidelines also include rules about when various forms of gifts and entertainment must be preapproved.

What do I need to do?

☒          Read and comply with the Gift and Entertainment Guidelines, including all preapproval requirements

☒          Make sure there’s a valid business reason before you give or receive anything of value

☒          Never offer anything of value to a government official other than preapproved promotional items or meals in line with Staples’ policies

☒          Never offer or accept something when you are involved in a competitive bidding process or when you expect to get something in return

☒          Never use your own money to buy a gift to avoid having to report it or get approval

☒          Never accept anything of value for your own personal use or that of your family

Q&A

Q: A supplier gave me a gift certificate that can be used just like cash to pay for a moderately priced meal. In my country, this is a typical token of appreciation. Can I accept the gift certificate?

A: No. At Staples, offering or accepting gifts of cash or cash equivalents, such as gift certificates or gift cards, is strictly prohibited – even if this is locally accepted. In this case, the supplier’s gift is also inappropriate because it is intended for your own personal use.

Q: One of my customers offered to give me four tickets to a championship game. My family has been trying to buy tickets for this game, but it’s sold out. Can I accept the tickets? What if I buy them with my own money?

A: You may not accept the tickets because they’ve been offered as a gift for your personal use - not a business purpose. Buying the tickets with your own money is also inappropriate because you’d be getting a special benefit (i.e., access to the sold-out tickets) based on your relationship with the customer. If in doubt, check with your manager or a member of the Global Ethics Office.

Q: A consultant I’ve been working with sent me a fruit and cheese basket as a holiday gift. What should I do?

A: Staples generally doesn’t allow nonpromotional gifts, but if you receive food or another perishable item that you can’t return, share the gift with your team or donate it to charity. In addition, take the opportunity to politely inform the consultant that nonpromotional gifts are discouraged.

See the next page for more Q&A’s and a guide for making gift and entertainment decisions.

Making gift and entertainment decisions

This diagram gives an overview of when it’s okay to offer or accept gifts and entertainment and when it’s not. Check the Gift and Entertainment Guidelines for more complete information.

• Inexpensive logo items • Infrequent, moderately priced meals (pre-approval typically required for sales professionals)

Usually okay

• Golf games • Tickets to sporting or cultural events • Travel

Must be approved

• Cash, gift cards, or any other cash equivalent • Frequent or extravagant meals • Most gifts without a logo

Never okay

Participating in these activities is strongly discouraged and must be preapproved by your team’s Senior Leadership Team (SLT) member or, if you’re on the SLT, the CEO.

Q&A

Q: One of my customers is a purchasing manager for the government. She recently hinted that she wants an Easy Button. Can I give one to her?

A: It depends. Even though Easy Buttons are inexpensive promotional gifts, many countries and Staples have very strict rules about giving gifts to government employees. If you’re not sure which rules apply to you, check with your manager, the Legal Department or the Global Ethics Office.

Q: I work with a service provider who has invited me to play golf at her private club. Can I accept the invitation?

A: You should never accept an invitation to play golf or participate in any similar activities unless there’s a clear business reason for doing so and you have the necessary approval. Keep in mind that accepting invitations is strongly discouraged, regardless of the amount. Also, invitations must be preapproved by your team’s Senior Leadership Team (SLT) member or, if you’re on the SLT, the CEO.

“At Staples, ethics doesn’t mean just following the law or Staples’ policies. It’s about acting with integrity and doing business in a way that helps us build and maintain trusting relationships with all of our stakeholders.”

Kristin Campbell Senior Vice President, General Counsel and Corporate Secretary

Anti-corruption

Related Global Policies: Gift and Entertainment Guidelines

What do I need to know?

Staples prohibits all bribes and kickbacks – whether they are offered or accepted directly by our associates or indirectly using a third party. Staples’ Anti-Corruption Policy explains the requirements we all need to follow to prevent bribes and kickbacks and to comply with applicable laws. Although Staples forbids corruption involving either government or non-government employees, for compliance reasons our Anti-Corruption Policy requires preapproval for certain transactions with government officials. This policy complements the Gift and Entertainment Guidelines discussed earlier in the Code, which includes similar preapproval requirements for both government and non-government recipients.

What do I need to do?

☒          Read and follow Staples’ Anti-Corruption Policy, paying special attention to the pre-approval requirements that apply when offering anything of value to a government official

☒          Always use Staples’ funds for proper purposes and never offer or give anything of value in an effort to improperly influence a business action or decision

☒          Comply with Staples’ Gift and Entertainment Guidelines, making sure you know when advance approval or disclosure is required

☒          Say “no” if you feel pressured to make an improper payment – unless you feel that doing so would put you in danger. Once you feel safe, disclose the situation to the head of finance for your business group and/or the Global Ethics Office

Q&A

Q: My team needs a permit to move forward on a new initiative with great revenue potential. I’ve been told this could take years unless I give US $10 to a government employee. Can I pay him?

A: No. Even though the amount is small, this is an illegal bribe – even if “everyone does it.” If you feel pressured to pay a bribe, firmly say “no” and immediately notify your manager, your team’s finance head and/or the Global Ethics Office.

Q: I have an opportunity to sell a lot of furniture to a large company. When I offered to lower the sales price, the purchasing manager asked for a cash rebate instead. Can I go ahead with this deal if I get a receipt?

A: No. The purchasing manager is looking for an illegal kickback. If this happens to you, always say “no” and then immediately notify your team’s head of finance and/or the Global Ethics Office so that we can work with you to find a legal and ethical solution.

Q: I’m friendly with a government employee who works at an agency we’ve been trying to add as a new customer. My friend’s manager recently lost his camera. Can I give my friend a free sample to share with his boss?

A: No. If you give your friend a camera for his boss, there’s a good chance your actions will be interpreted as a bribe to win the agency’s business – even if this is not your intent. Check Staples’ Anti-Corruption Policy and Gift & Entertainment Guidelines for more information, or contact the Global Ethics Office for advice.

“Living up to Staples’ reputation for integrity isn’t always easy. Sometimes it means having to turn away business or delay a project to get it right. I’m proud to work for a company that refuses to cut ethical corners for short-term gains. I’m also convinced that this is smart business and will continue to solidify our role as market leaders in the office supplies industry.”

Mike Miles President and Chief Operating Officer

Investing responsibly

We all have a duty to act responsibly when trading Staples’ stock, bonds or other securities or those of our customers, suppliers and other business partners.

Buying and selling securities

Related Global Policies: Insider Trading and Stock Blackout Policy

What do I need to know?

Buying or selling Staples’ stock, bonds or other securities or the stocks, bonds or other securities of our customers, suppliers or other business partners based on material nonpublic information, or inside information, is a violation of Staples’ policy and the law. Mere allegations of insider trading can hurt Staples’ reputation.

If you reveal inside information to anyone, including a member of your family or household, and that person then buys or sells stock, bonds or other securities on the basis of that information, you may be liable for tipping. This is true even if you don’t personally trade on the information or even if you receive the inside information by accident. Tipping is also a violation of Staples’ policy and the law.

Please refer to Staples’ Insider Trading and Stock Blackout Policy for more information.

What do I need to do?

☒   Never buy or sell stock, bonds or other securities on the basis of inside information

☒   Never disclose inside information to a third party, no matter what your relationship is to that person

☒          If you receive a request for a comment from the financial community or media, do not respond. Instead, refer the request to Investor Relations or Public Relations

☒          Staples’ officers and certain other associates may not buy or sell Staples’ stock, bonds or other securities during specific “blackout periods”

☒          If you are unsure whether nonpublic information is material, don’t trade on that information. Rather, seek guidance from Staples’ Legal Department

Q&A

Q: Through my work with Staples, I have some information about Staples’ financial performance for the quarter. I’d like to make a change to the investment allocation in my retirement fund, but I think this fund includes Staples stock and would result in the purchase of more Staples’ stock. Do I need preapproval to make this change?

A: Possibly. If the inside information about Staples is material, you may not buy or sell Staples stock, even if the investment is held in a retirement plan. You should consult Staples’ Legal Department before taking any action to trade these securities.

Q: I inadvertently tipped a close friend about a new, innovative product that may potentially affect Staples’ stock price. What should I do?

A: Immediately tell your friend that you accidentally revealed potentially material inside information and that it can’t be disclosed to anyone until the news has become public. You should also warn your friend not to buy or sell Staples stock. If you or your friend buys or sells stock based on this information, you could both be found guilty of insider trading. You should also inform Staples’ Legal Department of the disclosure.

Investing in competitors, suppliers and customers

Related Global Policies: Insider Trading and Stock Blackout Policy

What do I need to know?

As mentioned in the “Conflicts of Interest” section of this Code, investing in competitors, suppliers or customers can lead to real or perceived conflicts of interest if not handled properly. Make sure you know and follow applicable investment requirements.

What do I need to do?

☒          Do not make or hold financial investments in publicly held competitors unless your investment is insignificant. (Holding less than 1 percent of a public company’s stock is considered insignificant and is not a conflict of interest)

☒          Never invest in a private company that competes with Staples

☒          Never make or hold an investment in a Staples supplier or customer unless that company’s annual transactions with Staples are less than 5 percent of its annual revenues, or if your ownership interest is both passive and insignificant

☒          Before investing in a private company that is a Staples supplier or customer, you must obtain written approval from Staples’ CEO and/or Chairman. If you are the CEO, Chairman or another member of the Staples’ Board of Directors, you must obtain written approval from the Governance Committee

“At Staples, ethics is about setting a good example and being accountable for our decisions and actions. And even more important, we must reinforce that belief with every action we take, and, by proxy, every action our teams take. Because a culture based on integrity can be smothered in its cradle, by a very small number of visible, contradictory actions.”

Steve Matyas President Staples Canada

Competing with integrity

We compete aggressively, but are committed to being fair and legal at all times.

Anti-trust and competition laws

What do I need to know?

All of the countries where we do business have competition laws (or “anti-trust laws”) that regulate our competitive activities. These laws are designed to protect our customers and the public against unfair business practices that restrict competition and may vary from one country to another.

What do I need to do?

☒          Recognize that anti-trust laws are complex. Make sure you consult with the Legal Department if you have any questions about the laws that apply to your work

☒          Avoid any discussions that could be viewed as even an informal agreement to restrain trade or restrict competition, including conversations about price fixing, bid rigging and improperly dividing or allocating markets, territories or customers

☒          Never propose or enter into any agreement or understanding with a competitor regarding sales to third parties

☒          Beware of competitors attempting to discuss any of these topics, especially at industry association meetings

☒          If a competitor attempts to discuss a prohibited topic with you, stop the conversation immediately. You should then report the matter to the Legal Department

☒          Do not enter into any agreements or understandings with suppliers, distributors or customers that may improperly restrict competition

Q&A

Q: I recently attended an industry association meeting. While there, I had lunch with a group of competitor representatives. At lunch, one of the representatives casually mentioned that his company was reworking its bid strategy. While I knew I shouldn’t take part in this conversation, I stayed to listen. I didn’t want to miss an opportunity to boost Staples’ competitive advantage. Is this okay?

A: No. You should never be present for any conversations with competitors about bidding, pricing or other anti-competitive topics, even if you are merely listening. In such a situation, you should excuse yourself from the lunch immediately. You should report the incident to the Legal Department right away.

Competitor information

What do I need to know?

Knowing and understanding our competition is important to Staples’ success. However, while gaining information about our competitors may give Staples a business advantage, we can’t compromise our values by unfairly or illegally obtaining this information.

What do I need to do?

☒          Never ask for or try to obtain a competitor’s confidential information from a supplier or customer

☒          Never ask a new hire who previously worked for a competitor to share confidential information about the company

☒          If you think you have inadvertently received confidential competitor information, you should notify the Legal Department immediately, regardless of whether the competitor knows you have the information

Q&A

Q: My team is reviewing product pricing. We would like to find out what our competitors are charging and we cannot find the information through public channels. Can I call the competitor from home pretending to be a potential customer?

A: No. You may never misrepresent yourself in order to obtain competitive information.

Protecting property and information

In the course of our work, we all have access to important Staples’ property and information. These are valuable assets and our stakeholders trust us to use them wisely.

Company property

What do I need to know?

We all have a duty to protect Staples’ property, including its facilities, vehicles, equipment, supplies, technologies, computer systems, time and funds, among other things.

What do I need to do?

Staples understands that at times we may need to use certain company property, such as computers and telephones, for personal reasons. While this use is allowed, be sure to:

☒          Protect Staples’ property from theft, damage and misuse

☒          Limit personal use of Staples’ property, in accordance with company policy

☒          Never use Staples’ time or resources to conduct outside work

☒          Never use Staples’ property to promote your own interests or those of another person or company

Q&A

Q: I’m participating in a fundraiser for my favorite charity. May I use my Staples’ email account to request donations from my friends, family, coworkers and business partners?

A: No. While Staples encourages associates to be active in the community, it’s generally not appropriate to use Staples’ property for activities that aren’t work related or sponsored by the company.

Protecting privacy and information

Related Global Policies: Privacy and Information Management Policy

What do I need to know?

The Global Privacy and Information Management (PIM) Policy governs how Staples handles and protects customer, associate and business information. This information is a valuable asset that needs to be managed and guarded to preserve the trust of our customers and associates, meet our shareholders’ expectations, and comply with a growing number of laws and external requirements around the world.

What do I need to do?

☒          Read and comply with the PIM Policy

☒          Make yourself aware of the types of information you need to protect

☒          Use, store, share and dispose of information appropriately

☒          Follow applicable procedures before disclosing any sensitive information to third parties or other associates

☒          Protect Staples’ intellectual property – including trade secrets, copyrights, patents, trademarks, design rights and logos - and recognize Staples’ rights to this property

☒          Never knowingly infringe on third-party intellectual property rights in your work, such as by downloading unlicensed software onto Staples computers or distributing copyrighted magazine articles without valid permission

Q&A

Q: My job requires me to handle our customers’ personal information. If I think a violation of the PIM Policy has taken place, but I’m not sure, who should I contact?

A: If you believe private information for a customer or an associate has been improperly disclosed, inform your manager and send an email explaining the facts to privacy@staples.com. You should always do this, even in cases where you are not sure. It is better to err on the side of caution when dealing with potential PIM violations.

Additional information

Waivers and amendments to our Code

Our Company generally will not grant any exceptions to our Code. However, if you feel an exception is appropriate, you may speak with your manager to obtain the General Counsel’s approval. Executive officers and directors should go directly to the General Counsel, who will refer the waiver request to the Board of Directors. Staples will disclose any waivers for executive officers or directors as required by law or regulation.

Additional requirements for outside directors

If you are an outside director serving on Staples’ Board of Directors, certain rules govern whether you may work for, be a consultant to, advise, serve on the board of or perform services for a company that is a Staples’ supplier or customer, when that company’s annual transactions with Staples are equal to or greater than 5 percent of the company’s annual revenue.

If the company’s annual transactions with Staples are less than 5 percent of its annual revenue, you may engage in the above-listed activities, but you must disclose the position to the General Counsel and the Governance Committee. In addition, you must agree not to participate in or influence, directly or indirectly, any matter affecting the business relationship or transactions between Staples and the company.

Glossary

Anything of value has a broad meaning, but can include, without limitation, cash or cash equivalents (such as gift cards, gift certificates and debit cards), gifts, travel expenses, entertainment (such as meals and events), services or in-kind benefits, or loans.

Bribes describe the payment of anything of value, such as money, gifts, services, vacations or lavish entertainment, made for the purpose of obtaining or retaining business.

Confidential information is generally information that isn’t known to the public or competitors, and that might give competitors a market advantage. Examples include, without limitation, marketing plans, budgets, pricing information, customer lists, unpublished financial information, and store opening or expansion plans.

Facilitating payments are small payments made to low-level government officials to expedite or secure the performance of routine, nondiscretionary government actions. Examples of such actions include processing visas, obtaining permits and loading/unloading cargo.

Family members are relatives or significant others who share your home address.

Government officials include public officials and employees at any level of government, members of and candidates for political parties, political officials, and employees of entities that are owned or controlled by a government entity.

Harassment is generally any conduct that inappropriately or unreasonably interferes with a person’s work performance, or that creates an intimidating, hostile or offensive work environment for another person.

Inside information is “material nonpublic information,” and generally includes information about a company that is not known to the public and that could influence a typical investor’s decision to buy, sell or hold that company’s securities. Information is considered nonpublic until it has been publicly released and the financial markets have had sufficient time to digest the impact the information may have had on prices.

An insignificant interest is less than 1 percent of a company’s stock.

Intellectual property generally refers to inventions and other creations of the human mind that are protected by law. Intellectual property includes, without limitation, trade secrets, copyrights, patents, trademarks, design rights and logos.

A kickback is the return of a sum already paid or due to be paid as part of a legal contract, as a reward for making or fostering business arrangements.

Nonpromotional gifts are anything of value that does not contain a company’s logo.

A passive ownership interest is one in which the shareholder is not an officer or director or otherwise participating in the business.

Promotional gifts are items with our logo, such as an Easy Button, bags, pens, hats, T-shirts, etc.

A significant interest exists when you or your family members serve on a company’s board of directors, own more than 5 percent of a company’s value, are lending the company money or are contractually obligated to provide the company with goods or services.

Tipping is the act of revealing inside information about a publicly traded company to anyone who is not authorized to have the information, including a member of your family or household.

Who to call

The Global Ethics Office is always available if you have a concern, need to ask a question or just need guidance on any of the topics covered in this Code. To contact the Global Ethics Office:

•	Call +1-508-253-7960
•	Mail to: Global Ethics Office, Staples, Inc., 500 Staples Drive, Framingham, MA 01702
•	Use Staples EthicsLink by going to www.staplesethicslink.com or calling using the appropriate country-specific phone number.

You may also contact any of the resources listed below.

Code of Ethics Section	Additional Global Policies	Who to Call

Accurate books and records	Not applicable	Global Ethics Office

Anti-corruption	Anti-Corruption Policy	Global Ethics Office Local Finance Director

Anti-trust and competition laws	Not applicable	Legal Department • Call +1-508-253-3334 • Email: legalgeneralmail@staples.com • Contact your Legal Primary Point of Contact (PPOC)

Communications with analysts and the media	Public Disclosure Policy	Investor Relations • Call +1-508-253-4080 Public Relations • Call +1-508-253-8530

Conflicts of interest	Not applicable	Global Ethics Office

Gifts and entertainment	Gifts and Entertainment Guidelines	Global Ethics Office Local Finance Director

Government visits, inquiries and lobbying	Government Relations Policy	Legal Department • Call +1-508-253-3334 • Email: legalgeneralmail@staples.com • Contact your Primary Point of Contact (PPOC)

Investing responsibly	Insider Trading and Stock Blackout Policy	Legal Department • Call +1-508-253-3334 • Email: legalgeneralmail@staples.com • Contact your Primary Point of Contact (PPOC)

Preventing discrimination and harassment	Not applicable	Human Resources • Contact your local HR representative

Protecting privacy and information	Privacy and Information Management Policy	Worldwide Privacy and Compliance Team • Email: privacy@staples.com

Acknowledgment Form

I,                                                                                                                                                                        , acknowledge that:

•      I have received Staples’ Code of Ethics.

•                  I understand that it is my responsibility to read the Code and ask for guidance if I have any questions about how to interpret or apply the Code in my work.

Name (please print)

Signature

Date